Exhibit 99-2

CPG INTERNATIONAL

Building Products. Better.

2008 Second Quarter Earnings Call


AZEK
Building Products




SCRANTON PRODUCTS

August 7, 2008

Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

FORWARD LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our credit agreements and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit agreements and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Compos-A-Tron Manufacturing, (the "Composatron Acquisition"), the closing of the acquisition of Procell Decking Systems (the "Procell Acquisition") and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's December 31, 2007 10-K, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreements and indenture.

While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreements and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.

About CPG International

Headquartered in Scranton, Pennsylvania, CPG International is a manufacturer of market-leading brands of highly engineered, premium, low-maintenance building products for residential and commercial markets designed to replace wood, metal and other traditional materials in a variety of construction applications. The Company's products are marketed under several brands including AZEK® Trimboards, AZEK® Deck, AZEK® Moulding, Premier and Trademark Railing, Santana Products, Comtec, Capitol, EverTuff™, TuffTec™, Hiny Hider® and Celtec®, as well as many other brands. For additional information on CPG please visit our web site at http:// www.cpgint.com.

Please note:

To access the conference call, please dial (866) 315-3365, and use conference ID code 57100152. An encore presentation will be available for one week after the completion of the call. In order to access the encore presentation, please dial (800) 642-1687 or (706) 645-9291, and use the conference ID code 57100152.

2008 Second Quarter Financial Highlights

- **Market Conditions:** Housing starts down 27% from prior year
  Raw material costs up 35.1% from prior year Q2
- **Revenue:** $75.4mm Q2 2008 vs. $77.1mm in Q2 2007
  - Scranton Products growth and Composatron Acquisition partially offset decline in residential and industrial products
- **Gross Margin:** 23.1% vs. 28.1% in 2007
  - Material costs and lower volumes offset by efficiencies
- **SG&A:** $13.2mm Q2 2008 vs. $12.0mm in Q2 2007
  - Increased expenses from the Composatron and Procell Acquisitions
- **Adjusted EBITDA:** Down 28.3% to $10.5mm; 13.9% Adjusted EBITDA margin
- **Net Income/Loss:** $2.8mm loss, down from $1.0mm net income in 2007

Introduction

Mission:

Be the Leading Supplier of Premium Low Maintenance Building Products

Objective

- Increase market penetration
  - Geographies
  - Multi-Product offering
  - Distribution channels
- Improve cost position
  - Operational efficiency
  - Functional excellence
  - Leverage scale
- Product Leadership/Innovation
  - New products
  - Product enhancements
  - Expanded R&D

Operational Highlights – Scranton Products

- **Increasing Market Penetration:**
  - Regaining market share in Commercial business
  - Actively engaging Pinnacle dealers and productive reps
  - Successful bid season resulting in revenue gains in Q2
  - Focus on improving customer experience with improved CSR department
- **Improving Cost Position:**
  - Lowered Q2 conversion costs 25%
  - Managing working capital tightly, inventory down 21%
- **Product Leadership:**
  - Fire rated line of partitions

Operational Highlights – AZEK

- **Increasing Market Penetration:**
  - Volume continues to outpace underlying markets
  - Channel reduced inventory levels in Q2 after winter buy
  - Expanded AZEK product offering being well received by dealers
  - Home Depot test continues, increasing revenue

- **Improving Cost Position:**
  - Scranton decking manufacturing on-line
  - Improved scheduling/production planning
  - Optimizing production efficiencies

- **Product Leadership:**
  - Porch plank launch well received
  - Railing product introduced to AZEK channel
  - Mouldings line continues to grow

Quarterly Revenue

Revenue
($ in millions)

YOY $(1.7) or (2.2)%



AZEK
SP
$77.1
$28.9
$48.2
$82.6
$26.2
$56.4
$59.6
$19.2
$40.4
$94.2
$22.9
$71.3
$75.4
$30.0
$45.4
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08

Volume & ASP
(lbs in millions)



Volume
ASP
$1.41
$1.38
$1.37
$1.32
$1.50
54.7
60.0
43.5
71.4
50.3
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08

Pro Forma Variance Analysis
($ in millions)

Q2 '07 Rev	$77.1
Composatron PF '07[(1)]	4.7
Q2 '07 PF Rev	$81.8
AZEK	(7.5)
SP	1.1
Q2 '08 Rev	$75.4

YOY $(6.4) or (7.8)%

- YOY revenue (2.2)%
  - SP sales channel repositioning shows positive results
  - Inventory reduction in residential markets

Footnote:
(1) Excludes $2.9mm of non-railing revenue in 2007.

Quarterly Earnings

Adjusted EBITDA
($ in millions)

YOY $(4.1)
or (28.3)%



Adjusted EBITDA
Margin
19.0%
20.0%
17.8%
19.2%
13.9%
$14.7
$16.5
$10.6
$18.1
$10.5
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08

Gross Margin/SG&A
(% of revenue)



28.1%
28.5%
26.1%
26.4%
23.1%
15.6%
16.1%
18.3%
13.1%
17.6%
Gross Margin
SG&A
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08

Variance Analysis
($ in millions)

Q2 ’07 Adj. EBITDA	$14.7
Composatron PF ’07	1.2
Q2 ’07 PF Adj. EBITDA	$15.9
Change	(5.4)
Q2 ’08 Adj. EBITDA	$10.5

YOY $(5.4)
or (34.0)%

- YOY Adj. EBITDA down 28.3%
  - Higher material costs and lower volumes
  - Increased SG&A due to Composatron Acquisition

Year to Date Performance

Revenue / Pro Forma
($ in millions)

YOY $(9.2)
or (5.0)%



Reported Revenue
Pro Forma
$185.8
$14.3
$171.5
$176.6
$7.1
$169.5
YTD '07
YTD '08

Pro Forma Adj. EBITDA
($ in millions)

YOY $(9.4)
or (23.7)%



Reported EBITDA
Pro Forma
$39.8
$3.7
$36.1
$30.4
$1.7
$28.6
YTD '07
YTD '08

Pro Forma Variance Analysis
($ in millions)

YTD Q2 '07 Rev	$171.5
Composatron PF '07(1)	10.9
Procell PF '07	3.4
YTD Q2 '07 PF Rev	$185.8
AZEK	(7.7)
SP	(1.5)
YTD Q2 '08 PF Rev(1)	$176.6

- Pro forma revenue outpacing underlying markets
- Profitability impacted by material costs

Footnote:
(1) Excludes $4.7mm of non-railing revenue in 2007and $0.8mm in 2008.

Capital Expenditures

Quarter Cap Ex
($ in millions)

YOY $(2.4)
or (75.0)%



$3.2
$4.6
$4.1
$1.5
$0.8
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08

YTD Cap Ex
($ in millions)

YOY $(3.4)
or (59.6)%



$5.7
$2.3
YTD '07
YTD '08

Historical Cap Ex
($ in millions)



$8.4
$7.4
$7.3
$21.8
$17.0
$14.4
$8 - $13
2002
2003
2004
2005
2006
2007
2008E

- Strategic projects and maintenance investment continues
- Ample capacity to serve market

Working Capital Management

Inventory and Inv Days
($ in millions)

YOY $8.9 or 24.0% ⇧



Days
108
61
55
58
72
$37.1
$35.8
$52.4
$47.2
$46.0
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08

AR and AR Days
($ in millions)

YOY $2.6 or 6.8% ⇧



Days
45
36
47
45
50
$38.2
$32.6
$30.7
$50.7
$40.8
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08

Inv/AR/Prepaid less AP/Accrued(1)
($ in millions)



% TTM Rev
16.8%
14.3%
17.9%
18.8%
16.4%
$48.5
$43.8
$56.4
$57.6
$53.9
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08

- Tightly managing working capital
  - Deck FG inventory and Railing account for higher inventory
  - AR days in line
  - AP in line with historical norms

Footnote:
(1) Excludes $2.7mm of accrued earn-out.

Liquidity Position

Net Debt[1] & Net Debt/Adj. EBITDA[2]
($ in millions)



$267.2
$267.9
$275.3
$302.5
$301.6
4.5x
4.2x
4.3x
4.7x
5.1x
Net Debt
Net Debt/Adj.EBITDA
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08

Liquidity
($ in millions)



Revolver
Cash
$57.3
$56.3
$48.2
$56.6
$51.9
Q2 '07
Q3 '07
Q4 '07
Q1 '08
Q2 '08

- Liquidity levels remain comfortable
- Liquidity position at $51.9mm
- Focused on Cash
- Trailing Twelve Month June 30, 2008 Adjusted Pro Forma EBITDA of $59.0mm

Footnotes:
(1) Net debt defined as total debt and capital lease obligations less cash
(2) Trailing twelve month pro forma adjusted EBITDA as defined in Credit Agreements

2008 Adjusted EBITDA Guidance(1)

Low	High
$57mm	$65mm

Downside:

- Housing market deteriorates further
- Recession impacts remodeling market
- Recession impacts industrial markets
- Resin prices escalate further

Upside:

- Higher AZEK® Trim/Moulding/Deck/Railing growth
- Increased market penetration for AZEK products
- Improved material cost
- Operational efficiencies

(1) In preparation of our Adjusted EBITDA, we used a basis similar to actual interest, depreciation, amortization and taxes reported for 2007, subject to the timing of the Procell and Composatron Acquisitions.

APPENDIX

Net Income to Adjusted EBITDA Reconciliation

(Dollars in thousands)	Year Ended December 31, 2007	Add: Six Months Ended June 30, 2008	Less: Six Months Ended June 30, 2007	Twelve Months Ended June 30, 2008
Net (loss) income	$ 4,627	$ (752)	$ 6,243	$ (2,368)
Interest expense, net	33,698	18,079	16,921	34,856
Income tax expense (benefit)	3,760	(563)	3,828	(631)
Depreciation and amortization	18,157	9,989	8,129	20,017
EBITDA	60,242	26,753	35,121	51,874
Relocation and hiring costs	—	310	—	310
Composatron non-recurring charges	—	150	—	150
Management fee and expenses	1,733	1,068	766	2,035
Severance costs	1,009	125	61	1,073
Settlement charges	500	26	500	26
Gain on sale of property	(422)	—	(443)	21
Santana Acquisition costs	13	—	13	—
Procell non—recurring charges	60	—	60	—
Registration expenses related to Notes	—	192	—	192
Adjusted EBITDA	$ 63,135	$ 28,624	$ 36,078	$ 55,681
Pro forma adjustments(1)	5,266	1,736	3,725	3,277
Adjusted EBITDA with pro forma adjustments	$ 68,401	$ 30,360	$ 39,803	$ 58,958

(1) Represents the pro forma effect from Procell Decking and Composatron as if the Procell Acquisition and the Composatron Acquisition took place on January 1, 2007, as defined by our credit agreement.

Quarterly Volume Information

(lbs in thousands)	Q1 2008	Q2 2008	TOTAL
AZEK Building Products	60,305	36,180	96,485
Scranton Products	11,084	14,113	25,197
Total	71,389	50,293	121,682

	Q1 2007	Q2 2007	TOTAL
AZEK Building Products	60,581	40,481	101,062
Scranton Products	12,873	14,187	27,060
Total	73,454	54,668	128,122

CPG


CPG INTERNATIONAL
Building Products. Better.
AZEK Building Products
SCRANTON PRODUCTS
Worry-Free Brands. Your Every Need.
Residential
AZEK Trim
AZEK Deck
AZEK Moulding
Industrial
CELTEC
Vycom
Division of AZEK Building Products
Industrial
Flametec
HITEC® HIGH DENSITY POLYETHYLENE (HDPE)
SEABOARD
Commercial
COMTEC INDUSTRIES
HINY HIDERS Santana Products
CAPITOL PARTITIONS INC.